UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION  OF  LATE  FILING

(Check  One):     [X]  Form  10-KSB  [ ] Form 20-F   [ ] Form 11-K
                  [ ]  Form10-QSB    [ ] Form  N-SAR [ ] Form  N-CSR


          For  Period  Ended:    June  30,  2005

          [ ]  Transition  Report  on  Form  10-K
          [ ]  Transition  Report  on  Form  20-F
          [ ]  Transition  Report  on  Form  11-K
          [ ]  Transition  Report  on  Form  10-Q
          [ ]  Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended:
                                              ----------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION


                       Telzuit Medical Technologies, Inc.
                       ----------------------------------
                             Full Name of Registrant

                          5422 Carrier Drive, Suite 306
                          -----------------------------
            Address of Principal Executive Office (Street and Number)

                             Orlando, Florida 32819
                             ----------------------
                            City, State and Zip Code


                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The  reason  described  in  reasonable  detail  in  Part  III  of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The  subject  annual  report,  semi-annual  report,  transition report  on  Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form
               N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

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[X]       (c)  The  accountant's  statement  or  other  exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's independent registered public accounting firm, Pender Newkirk & Company, has advised the Registrant that it has not completed its audit of the Registrant's annual financial statements for the period ending June 30, 2005, and that they need additional time to complete the procedures necessary to enable them to issue their reports on the audits of the Registrant's financial statements. As a result of these delays and in order to ensure accuracy and completeness of the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 2005, the Registrant is unable to complete and file its Form 10-KSB by the prescribed filing date without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-KSB within 15 days after the date hereof.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Don  Sproat        (407)             354-1222
    ------------    ------------      -------------------
       (Name)        (Area  Code)     (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).                                           [X]  Yes  [ ]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X]  Yes  [ ]  No

If so, provide explanation below of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company anticipates that its revenues for fiscal year 2005 will be substantially the same as revenues for fiscal year 2004, it anticipates that its net loss for fiscal year 2005 will increase from the net loss for fiscal year 2004. The Company is not in position to provide a reasonable estimate of the increase in such net loss until such time as it completes its financial closing processes for this year and the Company's independent registered accountants have completed their audit of the Company's financial results. The increased net loss is attributable primarily to an increase in staffing, research and development expenses, and legal and accounting expenses.

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                       TELZUIT MEDICAL TECHNOLOGIES, INC.
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    September 28, 2005          By /s/ Donald Sproat
       --------------------            --------------------------------------
                                       Donald Sproat, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

September 28, 2005



5422 Carrier Drive, Suite 306
Orlando, Florida 32819



Attention:     Donald Sproat
               Chief Executive Officer

Dear Mr. Sproat:

RE: Telzuit Medical Technologies, Inc. (the "Company")

     We have been furnished with a copy of Form 12b-25 which the Company intends to file with the Securities and Exchange Commission on September 28, 2005. We agree with the statements made in response to Part III of Form 12b-25 as they relate to our Firm.

                                    Very truly yours,
                                    /s/ Pender Newkirk & Company
                                    ----------------------------
                                    Pender Newkirk & Company

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